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January 8, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Anebulo Pharmaceuticals, Inc.
Schedule TO-I filed December 22, 2025
Schedule 13E-3 filed December 22, 2025

Dear Ms. Chalk:

On behalf of our client, Anebulo Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 31, 2025 (the “Comment Letter”), relating to the above-referenced filings.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

Schedule TO-I and Schedule 13E-3 filed December 22, 2025

Purpose and Reasons for the Offer and the Transaction, page 10

1.	State the reasons for the timing of the going private transaction, taking into account that many of the conditions it is intended to address (costs of being a reporting company, lack of liquidity) have existed for some time. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Response: As stated in the Section entitled Background of the Transaction in the Offer to Purchase, as a drug development company with no product approved for commercial sale, the Company does not generate revenue. The Board was unable to raise significant financing in its December 2024 financing from the public markets and raised only a portion of the amount of funding that it will need in order to finish clinical trials and commercialize its product candidate. When the Company went public in 2021, the capital markets for smaller public companies, particularly, life science companies were much more favorable with most companies having the ability to raise significant capital from public offerings. During 2025, the capital markets for smaller public companies were not very favorable with many life science companies struggling to raise money and the Board had been advised that without significant insider participation it would be unlikely for the Company to raise any money.

We have updated the disclosure in the Offer to Purchase to directly state the unfavorable status of the capital markets for smaller public companies during 2025, especially for many life science companies.

United States Securities and Exchange Commission

January 8, 2026

2.	Explain in further detail the reasons for the transaction structure, including all of the alternative transaction structures considered (besides the reverse stock split which the company abandoned earlier this year). See Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A. Your discussion should address the concern you express that the tender offer may not have the desired effect of allowing the company to remain deregistered.

Response: As stated in the Section entitled Alternatives to the Transaction in the Offer to Purchase, the Company evaluated other strategic alternatives in making their determination to proceed with the Transaction. When considering the various alternatives to the Transaction, the primary focus was the level of assurance that the selected alternative would result in the Company maintaining fewer than 300 record owners of its Common Stock, thus allowing the Company to achieve its objective, relative to the other alternatives under consideration, as well as the potential costs of the alternative transactions.

The Special Committee and the Board had considered a reverse merger transaction. However, the Special Committee and the Board concluded this alternative would take an extended amount of time while likely incurring significant legal and audit fees to complete, and, there would be no assurance that the potential buyers with whom the Company had been engaging would proceed to completion of the merger or sale. In addition, there could be no assurance that other potential buyers would be found or, if found, that such potential buyers would proceed to completion of the merger or sale.

The Special Committee and the Board also considered maintaining the status quo. In this scenario, the Company would continue to incur the significant expenses of being an SEC reporting company, without enjoying the benefits traditionally associated with being a public reporting company. Accordingly, the Special Committee and the Board rejected this alternative.

The Special Committee and the Board also considered and approved a reverse stock split. However, subsequent to announcing the proposed reverse stock split transaction, the Special Committee determined that the number of fractional shares that would result from such a reverse stock split would make the cash payments due in respect of such fractional shares too high, and that making such payments would not be in the best interest of the Company or our stockholders. Therefore, the Special Committee determined to recommend to the Board that it abandon the proposed reverse stock split transaction. On December 17, 2025, the Board determined to abandon the proposed reverse stock split transaction.

As a result, the Special Committee and the Board determined that although a tender offer would not be able to guarantee a large reduction in the number of stockholders that the reverse stock split would be able to guarantee, it would provide for a reduction in the number of holders at a fixed cash payment controlled by the Company. Accordingly, such a transaction would help reduce the number of outstanding stockholders at a fixed cost, which would be ultimately beneficial to the Company in “going private”.

United States Securities and Exchange Commission

January 8, 2026

Background of the Transaction, page 12

3.	Refer to page 14, third full paragraph. Clarify whether the “certain of the Company’s stockholders with significant stock holdings” with whom it discussed going private include Messrs. Lawler and English, who together own 80% of the company.

Response: The reference to “certain of the Company’s stockholders with significant holdings” was a reference to two unaffiliated stockholders that invested in the Company’s December 2024 financing and had contractual rights that would require a waiver in order to consummate the going private transaction.

We have updated the Offer to Purchase to clarify which stockholders are being referred to in this discussion.

4.	Where you reference the valuation analyses and materials produced by Houlihan in connection with the fairness analysis it performed in the summer of 2025 in connection with the proposed reverse stock split, revise to note how shareholders can access those materials as exhibits to your prior filings.

Response: We have added the requested information.

5.	Refer to page 16 in this section, second to last paragraph. You state that in July 2025 after filing a preliminary proxy statement in connection with a contemplated reverse stock split/going private transaction, the company received “inbound interest from potential financial and strategic partners.” Expand the Background to identify the parties referenced and explain each contact with such party concerning a potential alternate transaction. Include pricing terms where applicable. In each case, explain why such alternate transaction was not pursued. We note that on page 18, you refer to “the potential buyers with whom the Company had been engaging,” but there is no discussion of those contacts and why they ceased, did not result in a transaction or were not pursued.

Response: The inbound interest included interest from a finance and capital raising group that discussed investing in the company through an equity investment in order to take control of the Company and engage in a reverse merger with a company to be identified in the future. However, no reverse merger candidate was ever identified during such discussions and therefore reverse merger terms and deal structure were never finalized and no letters of intent were executed. The Company’s management also spoke to a private company that it had heard had an interest in going public to discuss a reverse merger with such entity. However, the third party was not in a position at that time to discuss deal terms. Lastly, the Company was contacted by an investment bank that wanted to be retained for a six month period to find a reverse merger candidate. Again, no candidate was identified, no final deal terms were discussed and no letters of intent were executed.

We have added the requested information.

United States Securities and Exchange Commission

January 8, 2026

Reservation of Rights, page 21

6.	Reserving the right to terminate the offer at will in the discretion of the Board raises concerns that this offer is illusory in contravention of Regulation 14E of the Exchange Act. While the company may condition the offer on any number of objective criteria as outlined in the Conditions section of the Offer to Purchase, it may not reserve the right to terminate at will outside those expressed offer conditions. Please revise.

Response: We have deleted the disclosure under “Reservation of Rights” on page 21 in full. Later in the “Special Factors” section of the Offer to Purchase under the heading “Termination of the Transaction” on page 30 we include a cross reference to a discussion in Section 15 which provides that the Company will only terminate the Offer if the criteria outlined in the Conditions section of the Offer to Purchase is not met.

Conditions of the Offer, page 44

7.	Refer to the fifth bulleted offer condition, which refers to events that have occurred or have been threatened and that may affect the company “or any of our subsidiaries or affiliates.” Revise to identify the relevant subsidiaries and affiliates to which this offer condition applies, or consider narrowing its scope.

Response: We have narrowed the fifth bulleted offer condition to apply only to the Company and have removed references to “subsidiaries and affiliates”.

8.	Refer to the last paragraph of this section on page 46. If an offer condition is “triggered” the bidder must promptly notify target security holders whether it will waive the offer condition or assert it to terminate the offer. Stating that the bidder may waive a condition “at any time and from time to time” or that bidder may fail to exercise its right to assert a condition without being deemed to waive it is inconsistent with bidder’s obligation. Please revise.

Response: We have revised the language in the last paragraph of the section referred to on page 46 to state that we will promptly notify target securityholders whether we will waive or modify the applicable offer condition or assert the condition to terminate the offer.

*****

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Melissa Palat Murawsky at (215) 569-5732.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow